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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

January 14, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Dominic Minore, Division of Investment Management

Re:

The Saratoga Advantage Trust

(File No. 033-79708; 811-8542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N 1A relating to the addition of two new portfolios of the Trust, Alternative Strategies Portfolio and Armored Wolf Global Enhanced Real Return Portfolio (“Armored Wolf Portfolio”), filed with the Commission on October 7, 2010.  The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Armored Wolf Portfolio and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 35 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about January 14, 2011 (the “Amendment”).  References to the Alternative Strategies Portfolio have been removed from the Amendment and therefore the Trust is not responding to the Staff’s comments with respect to the Alternative Strategies Portfolio.

General Comments on the Filing

Comment 1.

Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1.  This letter includes the “Tandy” information and will be filed via EDGAR.

Comments on the Real Return Prospectus

Comment 2.

Please refer to the registration statements filed under Securities Act Nos. 033-59692 and 333-138560 with respect to enhancing the disclosure regarding the Subsidiary.

Response 2.  We have reviewed the referenced registration statements and added disclosure as appropriate.

Comment 3.

Please consider revising the investment objective of the Portfolio to be more in line with the investment objectives of similar commodity mutual funds offered in the marketplace.

Response 3.  The Registrant believes that the current articulation of the Portfolio’s investment objective accurately represents management’s objective in managing the Portfolio.

Comment 4.

In the section titled “Portfolio Summary—Fees and Expenses of the Portfolio,” please revise the first paragraph to comply with Item 3 of Form N-1A and move the rest of the disclosure to the Item 8 presentation of information.

Response 4.  The disclosure has been revised accordingly.

Comment 5.

Please confirm that the Expenses of the Subsidiary are grossed up to include the management fees of the Subsidiary and that any waiver offset is disclosed in the waiver line item.

Response 5.  The Expenses of the Subsidiary are grossed up to include the management fees of the Subsidiary and any waiver offset is disclosed in the waiver line item.

Comment 6.

In the line items relating to the Fee Waiver in the Fee Table, please replace the word “Waiver” with “Reduction.”

Response 6.  The disclosure has been revised accordingly.

Comment 7.

Please remove footnotes 1 through 3 and 5 of the Fee Table to comply with Form N-1A.

Response 7.  Footnotes 3 and 5 have been deleted.  We respectfully acknowledge your comment with respect to footnotes 1 and 2; however, we believe that these footnotes are explanatory in nature and necessary for an investor’s understanding of the Fee Table.

Comment 8.

Please confirm that the Subsidiary’s advisory agreement will be approved in accordance with Section 15(c) of the Investment Company Act and filed as an exhibit to the Trust’s registration statement.  Please also add the following disclosure at the end of the penultimate sentence of footnote 4 to the Fee Table:  “and all other costs, fees and expenses of the Subsidiary.”

Response 8.  The Subsidiary’s advisory agreement has been approved in accordance with Section 15(c) of the Investment Company Act and will be filed as an exhibit to the Trust’s registration statement.  The disclosure has been revised accordingly.

Comment 9.

In the last sentence of footnote 7 to the Fee Table, please add the word “current” before “expense cap.”  In footnote 7 to the Fee Table, please confirm that the references to “sales loads” refer to underlying funds and that exclusions from the waiver are included in the net expense number.  Please delete the following disclosure in footnote 7 to the Fee Table or add a statement that there are no assurances that the Board will reapprove the waiver:  “subject thereafter to annual re-approval of the Agreement by the Trust’s Board of Trustees.”

Response 9.  The disclosure has been revised accordingly.  The reference to “sales loads” in footnote 7 (renumbered as footnote 3) refers to the Portfolio’s front-end and deferred sales loads.

Comment 10.

Please disclose the purpose for using derivatives in the Portfolio and please confirm that the disclosure complies with the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 10.  The Registrant believes that the disclosure regarding derivatives complies with the above referenced letter.

Comment 11.

Please confirm that the Portfolio does not invest as part of its principal strategy in derivatives other than options, futures and swaps.

Response 11.  The Registrant confirms that the Portfolio is not expected to invest as part of its principal strategy in derivatives other than options, futures and swaps.

Comment 12.

Please disclose in the section relating to investments in exchange-traded funds that exchange-traded funds may involve duplication of fees.

Response 12.  The disclosure has been revised accordingly.

Comment 13.

If interest expense exceeds 5%, please add a separate line item in the Fee Table setting forth interest expense.

Response 13.  Interest expense is not expected to exceed 5% of the Portfolio’s total expenses.

Comment 14.

Please revise the disclosure relating to the Portfolio’s performance to comply with Instruction 1(b) to Item 4(b)(2).

Response 14.  The disclosure has been revised accordingly.

Comment 15.

Please clarify that the Portfolio’s investment of up to 25% of its total assets in the Subsidiary would be up to 25% of the portion of the Portfolio’s assets that are invested in the commodities sector and therefore less than 25% of the Portfolio’s assets.

Response 15.  The Portfolio’s investment in the Subsidiary may be up to 25% of its total assets, and the Portfolio may invest up to 33 1/3% of its total assets in the commodities sector.  The Principal Investment Strategies section of the prospectus states that the Portfolio may invest up to 33 1/3% of its assets in any sector at the time of initial investment or as a result of rebalancing, which includes the commodities sector.  Subject to the overall 25% limit, there is no limitation on the portion of the Portfolio’s assets in the commodities sector that may be invested in the Subsidiary.  Thus, no change has been made in response to this comment.

Comment 16.

Please consider adding disclosure relating to the following:  (i) risks related to confiscation of assets under Cayman law, (ii) risks related to changes in tax laws, (iii) custodial risk, (iv) that the Portfolio will look through to aggregate assets to ensure that the Portfolio and the Subsidiary comply with the Portfolio’s fundamental and non-fundamental policies, (v) explain why the Subsidiary was formed, (vi) that the Subsidiary’s assets will always be located in the United States, (vii) that the Subsidiary will always be wholly owned by the Portfolio, (viii) the location of the Subsidiary’s books and records in the United States, (ix) that the Subsidiary is subject to U.S. Securities and Exchange Commission (the “Commission”) inspection, (x) that a custodian that meets the requirements of Section 17(f) will hold the assets of the Subsidiary, (xi) that the Subsidiary is subject to jurisdiction in the U.S. courts and has designated an agent in the United States for service of process and (xii) that the Trust is not using the Subsidiary structure to evade the Investment Company Act.  Please also confirm that the Subsidiary will sign the registration statement with respect to the information relating to the Subsidiary.

Response 16.  The Registrant has taken under advisement these proposed disclosures and, where deemed necessary or appropriate, included these disclosures in the prospectus or statement of additional information.  The Registrant confirms that the Subsidiary will sign the registration statement with respect to information relating to the Subsidiary.

Comments on the Statement of Additional Information

Comment 17.

Please include the address of the registered office of the Subsidiary in the Statement of Additional Information.

Response 17.  The disclosure has been revised accordingly.

Comment 18.

Please include disclosure in the subsection titled “Lending Portfolio Securities” that notes that each Fund will recall securities that have been lent in the event that there is a material matter to be voted on.

Response 18.  The disclosure has been revised to reflect that the Portfolio reserves the right to recall loaned securities so that they may be voted according to the Portfolio’s proxy voting policies.

Comment 19.

Please confirm that the Funds will bear all losses on reinvested collateral.  Specifically, if the securities lending agent shares in the revenues from securities lending, and handles the reinvestment of collateral, but does not bear any loss related to reinvested collateral, disclosure to this effect should be added.

Response 19.  The disclosure has been revised accordingly.

Comment 20.

If the Funds may invest in reverse repurchase agreements, please add appropriate disclosure.  Please also note in the disclosure regarding investments in repurchase agreements that a repurchase agreement is a loan.

Response 20.  The disclosure has been revised accordingly.

Comment 21.

Please note that the Subsidiary will, in addition to complying with the asset coverage requirements of the Investment Company Act, comply on a consolidated basis with Real Return’s fundamental and non-fundamental policies.

Response 21.  The disclosure has been revised accordingly.

Comment 22.

Please include disclosure that discusses what actions the portfolio managers may take to ensure that the Fund has sufficient liquidity in the event that, due to market events, a Fund holds more than 15% of its assets in illiquid securities.

Response 22.  The disclosure has been revised accordingly.

Comment 23.

Please indicate on the signature page that Bruce Ventimiglia is the Principal Financial Officer as well as the Principal Accounting Officer or Controller of the Trust.

Response 23.  The disclosure has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

16118263.4.BUSINESS